Exhibit 12.1

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES

AND PREFERRED DISTRIBUTIONS

	Year Ended December 31,					3 months ended March 31, 2015
(In thousands)	2010	2011	2012	2013	2014
Computation of Earnings:
Pre-tax earnings from continuing operations, excluding equity in earnings of unconsolidated affiliates	$201,949	$215,233	$255,027	$299,996	$287,154	$80,353
Plus: Fixed charges	15,611	17,797	19,669	32,529	87,029	31,020
Plus: Amortization of capitalized interest	142	121	115	91	91	22
Plus: Distributed earnings from equity investees	—	800	1,830	3,073	3,630	161
Less: Capitalized interest	54	85	43	24	0	7

Earnings	$217,648	$233,866	$276,598	$335,665	$377,901	$111,549
Fixed Charges:
Interest expense and amortization of deferred financing costs on all indebtedness	$13,446	$15,311	$16,950	$29,525	$83,285	30,247
Capitalized interest	54	85	43	24	—	7
Estimate of interest component of rental expenses	2,111	2,401	2,676	2,980	3,744	766

Fixed charges	15,611	17,797	19,669	32,529	87,029	31,020

Preferred distributions	—	—	—	—	7,505	3,773

Total combined fixed charges and preferred distributions	$15,611	$17,797	$19,669	$32,529	$94,534	$34,794

Ratio of earnings to combined fixed charges and preferred distributions	13.9x	13.1x	14.1x	10.3x	4.0x	3.2x